AMENDED AND RESTATED

EXPENSE LIMITATION AGREEMENT

SA Wellington Strategic Multi-Asset Portfolio

This AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT (the "Agreement") is made as of the 4th day of June, 2019, by and between ANCHOR SERIES TRUST, a Massachusetts business trust (the "Trust"), on behalf of the SA WELLINGTON STRATEGIC MULTI-ASSET PORTFOLIO (the "Portfolio"), and SUNAMERICA ASSET MANAGEMENT, LLC, a Delaware limited liability company (the "Adviser").

WHEREAS, the Adviser serves as the investment adviser to the Portfolio pursuant to an Investment Advisory and Management Agreement (the "Advisory Agreement"); and

WHEREAS, the Trust, on behalf of the Portfolio, and the Adviser previously entered into an Expense Limitation Agreement (the "Expense Limitation Agreement"), whereby the Adviser has agreed to waive its fees and/or reimburse expenses to the extent necessary so that the Portfolio's annual fund operating expenses with respect to its Class 1 and Class 3 shares do not exceed the amounts set forth therein; and

WHEREAS, the Trust, on behalf of the Portfolio, and the Adviser desire to amend and restate the Expense Limitation Agreement to: (i) amend the terms and conditions under which the Adviser is entitled to reimbursement from the Portfolio under paragraph 4, and (ii) make certain non-material changes.

NOW THEREFORE, it is hereby agreed between the parties hereto as follows:

1.The Adviser agrees to waive its fees and/or reimburse expenses to the extent necessary so that the "annual fund operating expenses," as described in the registration statement form applicable to the Trust, do not exceed the following percentages of average daily net assets of each class of the Portfolio:

Class 1:	0.86%
Class 3:	1.11%

2.Annual fund operating expenses shall not include extraordinary expenses (i.e., expenses that are unusual in nature and infrequent in occurrence, such as litigation), or acquired fund fees and expenses, brokerage commissions and other transactional expenses relating to the purchase and sale of portfolio securities, interest, taxes and governmental fees; and other expenses not incurred in the ordinary course of the Trust's business on behalf of the

Portfolio.

3.This Agreement shall be effective as of the date first written above and shall continue in effect until April 30, 2020, with respect to the Portfolio's Class 1 and Class 3 shares (the "Expiration Date"), unless earlier terminated by the Board of Trustees of the Trust, including a majority of the independent trustees. Independent trustees are trustees who are not deemed to be "interested persons" of the Trust, as defined under Section 2(a)(19) of the Investment Company Act of 1940, as amended. This Agreement shall continue in effect for successive one-year periods from the Expiration Date only if the Adviser notifies the Portfolio prior to the Expiration Date that it agrees to extend the current expense cap applicable to the Portfolio for an additional one-year period. Upon the termination of the Advisory Agreement, this Agreement shall automatically terminate.

4.The Adviser hereby retains the right to receive reimbursements of, and the Trust, on behalf of the Portfolio, hereby agrees to reimburse, reductions of the fees paid to the Adviser under the Advisory Agreement and the expenses paid by the Adviser or reimbursed by it in accordance with paragraph 1 above, for a period of two years after the occurrence of any waiver and/or reimbursement; provided, however, that such payment to the Adviser shall not be made if it would cause the annual fund operating expenses of the Portfolio's Class 1 shares and Class 3 shares to exceed the lesser of (a) the expense limitation in effect at the time the waiver and/or reimbursement occurred, or (b) the current expense limitation in effect, if any. Upon the termination of this Agreement, the Adviser will continue to be entitled to receive reimbursements of amounts already waived and/or reimbursed under Section 1, provided that such amounts are paid to the Adviser in accordance with the provisions of this Section 4.

5.This Agreement shall be constructed in accordance with the laws of the State of New York without giving effect to principles of conflicts of law.

6.This Agreement may be amended by mutual consent or the parties hereto in writing.

7.The Declaration of Trust establishing the Trust, dated as of August 26, 1983, as amended and restated as of September 27, 2011, a copy of which, together with all amendments thereto, including amended and restated Declarations of Trust (the "Declaration"), is on file in the office of the Secretary of the Commonwealth of Massachusetts, provides that the name "Anchor Series Trust" refers to the Trustees under the Declaration collectively as trustees, but not as individuals or personally, and no Trustee, shareholder, officer, employee or agent of the Trust shall be held to any personal liability, nor shall resort be had to their private property for satisfaction of any obligation or claim or otherwise in connection with the affairs of the Trust, but the "Trust Property" only shall be liable.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.

ANCHOR SERIES TRUST,

on behalf of the SA Wellington Strategic Multi-Asset Portfolio

By:	/s/John T. Genoy
Name:	John T. Genoy
Title:	President

SUNAMERICA ASSET MANAGEMENT, LLC

By:	/s/Gregory N. Bressler
Name:	Gregory N. Bressler
Title:	Senior Vice President,
General Counsel, and
Assistant Secretary